Com2000, Inc.

1575 W Horizon Ridge Pkwy, #531401

Henderson, NV 89012

Via EDGAR

January 31, 2022

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: David Edgar

Re: Com2000, Inc.

Registration Statement on Form S-1

Filed October 25 2021

File No. 333-260491

Dear Mr. Edgar:

I write on behalf of Com2000, Inc., (the “Company”) in response to Staff’s letter of November 19, 2021, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed October 25, 2021 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Registration Statement on Form S-1

Summary, page 1

1. Please include a brief description of your plan to develop a mobile application and how it relates to your overall business.

In response to this comment, the Company added a brief description of its plan to develop a mobile application as an extension of its website platform.

Risk Factors

The success of our business depends on our ability to maintain and enhance our reputation and brand, page 6

2. Your references to the smoke accessories industry here and partnerships with sports development companies on page 11 do not appear to relate to your current business.

Please advise or revise.

In response to this comment, the Company removed references to smoke accessories and sports development companies in its disclosures. These were inadvertently included and have been removed.

Insiders will continue to have substantial control over us and our policies after this offering and will be able to influence corporate..., page 10

3. We note your disclosure that Mr. Hua Song Xiu and Family beneficially own over 90% of your common stock and will maintain this level of control assuming your entire primary and secondary offerings are sold. Please reconcile this statement with the beneficial ownership table on page 31 that indicates Mr. Hua's affiliates, Infinite Space Investment

Ltd. and Blocklink Limited, beneficially own 60% of the outstanding shares of common stock. Please advise or revise.

In response to this comment, the Company revised the risk factor to show the correct share ownership at 60% and 45% after the offering is concluded provided the maximum number of shares are sold.

Dilution, page 17

4. Please revise to include tabular disclosure that assumes the sale of 25%, 50%, 75% and

100% of the shares you are offering.

In response to this comment, the Company included tabular disclosures that assumes the sale of the percentages indicated.

Directors, Executive Officers, Promoters and Control Persons, page 28

5. Please revise the management biographies of your executive officers and chairman to include specific dates of service for both present and past occupations held during the past five years. Refer to Item 401(e) of Regulation S-K.

In response to this comment, the Company updated management biographies to include specific dates of services for both present and past occupations during the past 5 years.

Related Transactions, page 32

6. Please disclose the work services and loan agreements described on page F-10 or advise.

Also, clarify that the counterparty to the convertible loan agreement is Infinite Space

Investment Ltd., an affiliate of Hua Song Xiu. Refer to Item 404(d) of Regulation S-K.

In response to this comment, the Company updated its disclosure concerning the work services and loans in the related transactions section. The Company also clarified that Infinite Space Investment Ltd. is an affiliate of Hua Song Xiu.

Recent Sales of Unregistered Securities, page 35

7. You disclose that you relied on Regulation D under the Securities Act to issue unregistered securities. Please advise why it appears that you did not file a Form D with the Commission for this transaction.

In response to this comment, the Company is relying on 4(a)(2) of the Securities Act, as amended. These shares were all issued to founders of the Company and no Form D is needed for this exemption.

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General

8. Please revise your disclosure to provide the information required by Item 101(h)(5)(iii) of

Regulation S-K.

In response to this comment, the Company updated the registration statement to include the information required by Item 101(H)(5)(III) of Regulation S-K.

9. Please supplementally provide us with copies of all written communications, as defined in

Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,

present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to this comment, there are no such communications.

Sincerely,

/s/ Jacob Lakhany

Jacob Lakhany

President

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